EXHIBIT (a)(2)
CENTRAL PARKING CORPORATION
2401 21ST AVENUE SOUTH
NASHVILLE, TENNESSEE 37212
August 12, 2005
Dear Shareholder:
      I am pleased to announce that Central Parking Corporation is offering to purchase up to 4,400,000 shares of our Common Stock at a price not greater than $16.75 nor less than $14.50 per share. The offer is being conducted through a procedure commonly referred to as a modified “Dutch Auction.” If you do not wish to sell any of your shares, you do not need to take any action.
      However, if you would like to sell some or all of your shares in the offer, then you may specify the price, within the range described above, at which you are willing to sell shares or elect to sell such shares at a price determined by the Dutch Auction process. We will select the lowest single purchase price that will allow us to purchase 4,400,000 of the validly tendered shares (or such lesser number validly tendered) pursuant to the offer. All shares purchased in the offer will be acquired at the same price. The tender offer is scheduled to expire at 5:00 p.m., New York City time, on Wednesday, September 14, 2005.
      We believe that this offer to repurchase our shares is consistent with our long-term goals of increasing earnings per share and maximizing shareholder value. We also believe that the repurchase of our stock is a prudent use of our investment funds. We expect that the repurchase of our shares pursuant to this offer will be accretive to the future earnings per share for the shareholders that do not sell their shares in the offer.
      The offer and the procedure for tendering shares are explained in more detail in the enclosed offer to purchase and letter of transmittal. I encourage you to read these materials carefully before making any decision regarding whether to tender any of your shares. If you have questions about the tender offer, please contact D.F. King & Co., Inc., the information agent for the offer, by telephone at (800) 431-9642 or by mail at 48 Wall Street, New York, New York 10005.

Sincerely

Monroe J. Carell, Jr.
Executive Chairman